Exhibit 21.1

Significant Subsidiaries of Dynegy Holdings Inc.

As of December 31, 2005

SUBSIDIARY	STATE OR COUNTRY OF INCORPORATION
1 Dynegy Northeast Generation, Inc.	Delware
2 Dynegy Midwest Generation, Inc.	Illinois
3 Dynegy Catlin Member	Delware
4 Dynegy Administrative Services Company	Delware
5 Dynegy Power Marketing, Inc.	Texas